Mail Stop 3561

      							August 19, 2005

VIA INTERNATIONAL MAIL AND FAX  (972)-3-925-2222
Ms. Tal Payne
Vice President, Finance
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Peta Tikva 49130 Israel


	Re:	Gilat Satellite Networks Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March  18, 2005
		File No. 0-21218

Dear Ms. Payne:

      We have reviewed your supplemental response letter dated
July
20, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 23, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Revenues, page 52

1. Please refer to prior comment 3. Please cite your basis in the accounting literature for your revenue recognition policy on the Compartel projects. Please tell us the nature of the government subsidy and tell us how you are accounting for the related costs.

Note 10. Restructuring of Debts, page F-43

2. Please refer to prior comment 10. It is not clear from your response whether you analyzed the cash flows of the new debt instrument and the remaining cash flows of the old debt on a present value basis. The guidance in EITF 96-19 requires the 10 percent test based on a present value analysis and does not allude to "qualitative" aspects (i.e., non-detachable warrant) in evaluating debt modifications. Please revise or advise.

3. Please refer to prior comment 11. Considering that you had restructured the Bank Hapoalim debt more than once as disclosed in this section, tell us your consideration of paragraph 12 of EITF
02-
4.

Note 12. Taxes on Income, page F-52

Please refer to prior comment 13.

4. Tell us and disclose the nature of "tax expenses related to previous years" and why you believe it should be accounted for as a component of current tax expense.

5. Tell us in more detail the nature of the "arrangement with the Israeli tax authorities in connection with the resulting restructuring of debts" on your tax provision.

6. Tell us what is meant by "actual tax expenses are fairly limited" as stated in your response.

7. Notwithstanding your response, provide the reconciliation under paragraph 47 of FAS 109.

*    *    *    *

      Please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



c.c. Steven J. Glusband (via FAX at 212-732-3232)
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Ms. Tal Payne
Gilat Satellite Networks Ltd.
August 19, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE